Mail Stop 4561

December 20, 2007

Mr. Sohaib Abbasi
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

> **Re: Informatica Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Form 10-Q for the period ended June 30, 2007**
> **Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and**
> **October 18, 2007**
> **File No. 0-25871**

Dear Mr. Abbasi:

We have reviewed your response letter dated December 7, 2007 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis, page 28

Results of Operations, page 34

1.   We note your response to the second bullet point of our prior comment 1. We note that your revenue recognition accounting policy on page 54 does not appear to address product upgrades that are not part of your post-contract services. Since you refer to these product upgrades in your analysis of the increase in your license revenues, please tell us what consideration you gave to disclosing your

accounting policy for these upgrades in your financial statements, to better clarify this matter to your readers.

2.   We read in your response to the third bullet point of our prior comment 1 that you do not believe that disclosure of quarterly renewal rates would be very meaningful. Please explain to us in more detail how management tracks renewals rates, such as on a quarterly basis, an annual basis, or a trailing 12 months basis. Please help us to better understand why you do not believe it would be meaningful to disclose the renewal rates that management tracks. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, and advise.

Financial Statements for the Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies

Investments, page 53

3.   We note your response to our prior comment 4. We note that at December 31, 2006, approximately 9% of your total assets were comprised of auction rate securities that you classified as short-term assets. We note that other registrants with investments in auction rate securities have recently had their auctions fail due to turmoil in the credit markets. Please tell us if you held any auction rate securities during 2007. If so, please describe to us any difficulties you have had with these auctions, and the impact any such difficulties have had on your valuation of these investments and your classification of these investments as short-term. Also tell us how you plan to address these matters in your upcoming December 31, 2007 Form 10-K.

Note 3 – Acquisitions, page 64

4.   We note your response to our prior comment 9. Given your statements on pages 65 and 66 that the purchase price allocated to identifiable intangible assets "was determined by a third-party appraiser," and given that this Form 10-K is incorporated by reference into your Form S-3 filed June 21, 2006, we disagree with your conclusion that Rule 436(b) of Regulation C is not applicable. Please either amend your Form 10-K to remove all references to third-party appraisers or, if you choose to retain these references to appraisers, amend to provide consents from the appraisers.

<u>Exhibit 12</u>

5.   We read in your response to our prior comment 10 that Form 10-K does not require disclosure of the ratio of earnings to fixed charges. As indicated in the exhibit table in Item 601(a) of Regulation S-K, the computation of the ratio of earnings to fixed charges contained in Exhibit 12 is applicable to Form 10-K. Given that that this Form 10-K is incorporated by reference into your effective debt shelf registration on Form S-3 filed June 21, 2006, it remains unclear to us how you determined that you did not need to provide updated calculations of the ratio of earnings to fixed charges in this Form 10-K. Please explain this matter to us in more detail, or amend your Form 10-K to provide this information in Exhibit 12.

<u>FORMS 8-K FILED JANUARY 25, 2007, APRIL 19, 2007, JULY 19, 2007 AND OCTOBER 18, 2007</u>

6.   We note from your response to our prior comment 14 that you believe it is useful to provide a non-GAAP measure that excludes stock-based compensation because there are different types of stock-based awards that companies can grant and because SFAS 123(R) allows for different valuation methodologies and subjective assumptions, and we assume you believe these factors could lead otherwise similar companies to report different results. We also note from your response that you did not acquire any companies in 2004 or 2005, but you acquired two companies in 2006, and we assume you believe the irregularity of your acquisitions and resulting amortization expense makes it harder for your investors to compare your recent financial results to your historical financial results. Please consider disclosing more detailed explanations, such as those provided in your response, to your readers to help them better understand the substantive reasons why you believe it is useful to remove each of the recurring expenses contained in your non-GAAP measure.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, Patrick Gilmore, Staff Accountant, at 202-551-3406, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief